UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 16, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Kraton Performance Polymers, Inc.

File No. 001-34581 - CF#27460

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Kraton Performance Polymers, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K/A filed on October 28, 2011, as amended.

Based on representations by Kraton Performance Polymers, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.30	through March 1, 2021
Exhibit 10.31	through March 1, 2021
Exhibit 10.37	through March 1, 2021
Exhibit 10.44	through March 1, 2021
Exhibit 10.45	through March 1, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig E. Slivka
Special Counsel